## Contact

www.linkedin.com/in/mike-eldred-65a508196 (LinkedIn)


## Top Skills

Product Development

Marketing

Artist Relations

# Mike Eldred

CMO - Sunn Amplifiers

Greater Phoenix Area

## Summary


Extensive knowledge and history in all aspects of guitar manufacturing, quality control, brand building, artist relations, marketing, and sales, drawing from over 40 years of experience in the M.I. field.


## Experience

### Sunn Amps

Chief Marketing Officer - Sunn Amps

August 2023 - Present (7 months)

United States

### Self-employed

22 years 1 month

Consultant

March 2013 - Present (11 years)

United States

Music Composer

February 2002 - Present (22 years 1 month)

Mike Eldred is a composer who has scored several projects including "Toyota TRD Pro: Challenge - Vietnam (2017)", "Falling Down" (2010), & "Kill Quincy Wright" (2007), as well as several commercial pieces for Disney, Mizuno, & The Smithsonian. Mike has also released four albums with his trio including "Baptist Town" which features several guests including Robert Cray, David Hidalgo, & John Mayer. His latest record ("Baptist Town") was voted one of the Top Ten CD releases on 2016 by the Los Angeles Times.

### Papa Legba Hoodoo BBQ & Soul Supply

Business Owner

January 2012 - Present (12 years 2 months)

Phoenix, Arizona Area

We supply the finest BBQ rubs & Soul Supplies to discriminating chefs throughout the world! Order on our website! www.hoodoobbq.com

BandLab Technologies
Consultant
March 2013 - July 2019 (6 years 5 months)

Helped launch two M.I. brands, Harmony and Teisco, including product development, design, and branding.

Fender Musical Instruments Corporation
Director - Fender Custom Shop
March 1996 - February 2013 (17 years)
Phoenix, Arizona Area

Responsible for overseeing every aspect of the Fender Custom Shop including; Budgets, Product lineup, Artist Relations, Service, Sales targets, and International marketing.

Yamaha Corporation of America
Sales And Marketing Specialist
January 1987 - February 1995 (8 years 2 months)
Buena Park, California

Oversee quality control department, product transfer coordinator, sales and marketing manager for electric and acoustic guitars.

Jackson / Charvel Guitars
Production Manager
January 1978 - February 1987 (9 years 2 months)
Ontario, California

Responsible for production and quality control in all aspects of guitar manufacturing as well as, sales, display coordination, presentation and artist relations.

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# Education

Golden West College
Recording Arts Technology/Technician · (1984 - 1985)